

December 29, 2010

G. Marc Baumann
Chief Financial Officer
Standard Parking Corporation
900 N. Michigan Avenue, Suite 1600
Chicago, Illinois 60611

>    **Re:    Standard Parking Corporation**
>    **Form 10-K for Fiscal Year Ended December 31, 2009**
>    **Filed March 12, 2010**
>    **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
>    **Filed November 5, 2010**
>    **Definitive Proxy Statement on Schedule 14A**
>    **Filed April 5, 2010**
>    **File No. 000-50796**

Dear Mr. Baumann:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1A.  Risk Factors

Our business would be harmed if fewer clients obtain liability insurance coverage through us., page 17

1.    We note your disclosure that your business would be harmed if fewer clients obtain liability insurance coverage through you.  Please revise this disclosure to quantify the potential effect this could have on your results of operations.

Notes to Consolidated Financial Statements

Note 5.  Borrowing Arrangements, page 63

2.      Per your footnote disclosure, you have a $210 million revolving senior credit facility, which includes a letter of credit sub-facility with a sublimit of $50 million.  You also disclose that at December 31, 2009, you had approximately $16.9 million of letters of credit outstanding under the facility, borrowings of approximately $109.9 million against the facility, and available borrowing capacity of approximately $15.8 million under the facility.  Please tell us whether there are factors and/or covenants (e.g., your total debt to EBITDA ratio covenant) that limited your borrowing capacity to an amount below $210 million at December 31, 2009.  If so, please expand your footnote disclosure to discuss those factors and/or covenants.  Furthermore, if your senior credit facility only permits $160 million of actual borrowings – that is, because of the existence of the letter of credit sub-facility – please clarify in your disclosure whether the $16.9 million of currently outstanding letters of credit reduce your actual allowable borrowings or solely reduce your remaining available capacity under the letter of credit sub-facility.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Notes to Condensed Consolidated Interim Financial Statements

Note 10.  Long-Term Recievables, Net

Deficiency Payments, page 12

3.      We note that the portion of your long-term receivable balance that relates to deficiency payments ("advances") made in accordance with your agreement with the State of Connecticut (the "State") has increased annually from approximately $4.1 million at December 31, 2007 to approximately $13.0 million at September 30, 2010.  In your footnote disclosure, you have indicated that i) your agreement with the State does not place time restrictions or other limitations on your right to reimbursement of the deficiency payments and ii) you believe the advances are fully recoverable.  However, we also note from your disclosure that the annual guaranteed minimum payments to the State, which trigger the deficiency payments to the trustee when revenues generated by the surface and garage operations at Bradley International Airport are insufficient, are expected to increase between fiscal year 2010 and lease year 2024.  Given that future increases in the annual guaranteed minimum payments would appear to result in additional exposure to deficiency payment obligations, please explain to us in detail how you have determined that deficiency payments that have been made to-date are fully recoverable.  As part of your response, tell us i) the factors and/or trends that have caused the gross revenues collected from the operation of the surface and garage parking facilities at Bradley International Airport to be insufficient to fund the annual guaranteed minimum payments to the State in prior periods, ii) the reasons why you believe that the

impact of those factors and/or trends will be reduced, offset, or eliminated in future periods, and iii) your expectations regarding the timing of when deficiency payments will no longer be required and significant collections of prior advances will commence.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

4.      We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Philosophy and Benchmarking, page 15

5.      We note you benchmark against general industry data.  Please confirm that in the future you will list the companies against which you benchmark.

Compensation Program Components, page 15

6.      We note your disclosure regarding base salary, annual incentives, and long-term incentives.  For example, we note your use of budgeted corporate EBIDTA and divisional pre-tax net income for determining target bonuses under the Management Incentive Compensation Program, and three-year performance targets of pre-tax net income and pre-tax free cash flow for the Long-Term Incentive Program, but we were unable to locate the historical company-wide targets.  In future filings, please include quantitative disclosure regarding the determination of such targets and the targets actually reached pursuant to Item 402(b)(2) of Regulation S-K.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters.  Please contact John Stickel at 202-551-3324 or me at 202-551-3380 with any other questions.

Sincerely,


Lyn Shenk
Branch Chief